

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Amir Dan Rubin
Chair, Chief Executive Officer and President
1Life Healthcare, Inc.
One Embarcadero Center, Suite 1900
San Francisco, CA 94111

>   **Re: 1Life Healthcare, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Filed June 9, 2020**
>   **CIK No. 0001404123**

Dear Mr. Rubin:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: John T. McKenna